FOR IMMEDIATE RELEASE: October 15, 2026

VERSABANK INITIATES COMMERCIAL PHASE OF TOKENIZED DEPOSIT PROGRAM IN THE UNITED STATES

- Bank to Offer Its Own VersaBank-Issued Real Bank Tokenized Deposits™ and Looks Forward to Offering Its Proven, Market-Ready Tokenized Deposit Technology to Other U.S. Banks -

LONDON, ON - VersaBank ("VersaBank" or the "Bank") (TSX:VBNK; NASDAQ:VBNK), a North American leader in business-to-business digital banking, digital asset technology and technology solutions for cybersecurity, today announced it has initiated the commercial phase in the United States for its proprietary tokenized deposits in full compliance with U.S. federal banking regulations.

The first component of the Bank's U.S. commercial strategy for its tokenized deposits is the issuance by VersaBank USA of the Bank's own Real Bank Tokenized Deposits™ (RBTDs™), which are highly encrypted versions of conventional digital bank deposits represented on the blockchain.  Branded as VUSD™, the interest-paying, FDIC insurance-eligible, U.S.-dollar RBTDs™ are expected to be the first tokenized deposits available broadly to consumers and businesses of all sizes.  The Bank plans to list VUSD™ on the most popular bona fide digital asset exchanges as soon as feasible.

"With recent certainty around the Bank's compliance with U.S. banking regulation for issuance of our own RBTDs™, we are thrilled to enter the commercial phase of our market-leading digital asset initiative in the United States," said David Taylor, Founder and President, VersaBank. "We expect to see a huge shift to tokenized deposits from conventional deposits, as well as a rapid migration to tokenized deposits from stablecoins as users recognize and embrace tokenized deposits' ability, as actual bank deposits, to pay interest, as well as their eligibility for deposit insurance, and with the soundness and security of a regulated bank, under bank regulatory scrutiny. Of critical importance for regulators, VersaBank's proprietary technology has the capability to 'freeze, seize and burn' any tokenized deposits that regulators determine are being used for illegal purposes."

"We are now moving forward in earnest towards the launch of our own, VersaBank-issued tokenized deposit, VUSD™, which we believe will be a new source of inexpensive deposits, providing an additional source of incremental net income, initially through investment in zero risk-weighted U.S. treasury bills, which as zero percent risk-weighted assets are meaningfully accretive to the Bank's return on common equity.  Following an initial period of T-bill investment, our RBTDs™ will support significant expected growth of our Structured Receivable Program in the United States."

Issuing VersaBank-issued RBTDs™ in the U.S. will also position the Bank to pursue its strategy to provide its proprietary, market ready, tokenized deposit technology to the thousands of community and regional banks in the U.S. challenged by the flow of deposits to alternative, non-bank-issued, blockchain-based deposit and payments alternatives.

"Our tokenized deposit technology was developed by a bank, for banks, within the context of federal banking regulation," said Mr. Taylor. "It is a proven solution that exists today and we look forward to providing it in compliance with federal regulation to address the rapidly increasing demand by small- and medium-sized U.S. banks for a tokenized deposit, quickly, efficiently and cost-effectively, with industry leading security."

VersaBank's RBTD™ technology is also broadly applicable to other currencies and the Bank is positioned to similarly advance to the commercial phase in Canada when all applicable regulatory and business environments are conducive to doing so.

ABOUT VERSABANK

VersaBank is a North American bank with a difference.  Federally chartered in both Canada and the U.S., VersaBank has a branchless, digital, business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry in a significantly risk mitigated manner. Because VersaBank obtains substantially all of its deposits and undertakes the majority of its funding activities electronically through financial intermediary partners, it benefits from significant operating leverage that drives efficiency and return on common equity.  In August 2024, VersaBank launched its unique Structured Receivable Program funding solution for point-of-sale finance companies, which has been highly successful in Canada for over 15 years, to the underserved multi-trillion-dollar U.S. market.  VersaBank also owns Minnesota-based DRT Cyber Inc., a North American leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities.  Through DRT Cyber Inc., VersaBank owns proprietary intellectual property and technology to enable the next generation of digital assets for the banking and financial community, including the Bank's revolutionary and proprietary Real Bank Tokenized DepositsTM.

VersaBank's Common Shares trade on the Toronto Stock Exchange and NASDAQ under the symbol VBNK.

FORWARD-LOOKING STATEMENTS

VersaBank's public communications often include written or oral forward-looking statements. Statements of this type are included in this press release and may also be included in other securities filings or in other communications. All such statements are made pursuant to the "safe harbor" provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. The statements in this press release that relate to future events or future performance are forward-looking statements, including statements regarding the anticipated demand for tokenized deposits, the success of the launch of the Bank's RBTDs™, the anticipated economic and risk mitigation benefits of the RBTDs™, the listing of VUSDs™, as well as any future benefits from the RBTDs™.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are beyond VersaBank's control. There is a risk that predictions, forecasts, projections and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements, as a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such statements. These factors include, but are not limited to: the strength of the Canadian and US economies in general and the local economies within which VersaBank operates; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the US Federal Reserve; global commodity prices; the effects of competition in the markets in which VersaBank operates; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in laws, including trade laws and tariffs, and regulations applicable to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts and related effects on global supply chains and markets; the impact of outbreaks of disease or illness affecting local, national or international economies; the possible effects of terrorist activities; natural disasters and disruptions to public infrastructure (including transportation, communications, power or water supply); and VersaBank's ability to anticipate and manage the risks associated with these factors.

The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors as well as other uncertainties and potential events. The forward-looking information contained in this press release is presented to assist VersaBank shareholders and others in understanding VersaBank's financial position and may not be appropriate for any other purposes. Except as required by applicable securities laws, VersaBank does not undertake to update any forward-looking statement contained in this press release or made from time to time by VersaBank or on its behalf.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Lawrence Chamberlain
Global Senior Vice President, Investor and Stakeholder Relations
(416) 540-7486
lawrencec@versabank.com

Visit our website at: www.versabank.com

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